Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC
Mail Processing
Section

MAR 28 2008

Washington, DC
101

[redacted]

08001616

26 March 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

25 March 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 20 March 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.012%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 20 March 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

END